Mail Stop 3010

January 25, 2010

Mr. Richard S. Lindahl
Chief Financial Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209

      Re: **The Corporate Executive Board Company**
              Form 10-K/A for Fiscal Year Ended December 31, 2008
              Filed April 23, 2009
              Form 10-Q for Fiscal Quarter Ended June 30, 2009
              Filed August 10, 2009
              Form 10-Q for Fiscal Quarter Ended September 30, 2009
              Filed November 9, 2009
              Proxy Statement on Schedule 14A
              Filed April 30, 2009
              File No. 000-24799

Dear Mr. Lindahl:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Yolanda Crittendon
                            Staff Accountant